2779 Highway 24 Lawler, Iowa 52154 Telephone (563) 238-5555 Fax (563) 238-5557 www.homelandenergysolutions.com
October 23, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Mail Stop 7010
Attn: Rufus Decker
Accounting Branch Chief

RE:	Form 10-K for the fiscal year ended December 31, 2008 Form 10-Q for the period ended June 30, 2009 Form 8-K filed on July 30, 2009 File No. 000-53202
Dear Mr. Decker:
Homeland Energy Solutions, LLC (the “Company”) is in receipt of your letter dated October 7, 2009, providing comments to the filings referenced above. We reviewed your comments and the purpose of this letter is to provide the Company’s responses to your comments. In order to facilitate your review of the responses, set forth below are each of your comments in chronological order immediately followed by the responses. It is our understanding that actual amendments of the previously-filed reports mentioned in your letter are not required. Rather, our responses reflect how we would revise those specific disclosures if we were to amend the previously-filed reports, and are reflective of how similar disclosures will be made in future reports.
FORM 10-0 FOR THE PERIOD ENDED JUNE 30, 2009
Unaudited Financial Statements
Note 1 — Nature of Business and Significant Accounting Policies. page 6
1. We note your response to comment four from our letter dated September 11, 2009. In light of the significance of your property, plant, and equipment to your total assets, please consider disclosing in a table to your footnotes, the gross asset balances (along with the range of useful lives) for each of the smaller components (e.g. road infrastructure) described in your response letter. This will allow readers to have a better idea of the significance of assets depreciated over shorter periods compared to longer periods.

RESPONSE: Please see the table to the footnotes below, which shows a breakdown of the components and range of their estimated useful lives:

	Estimated
	Useful		Net Book
	Life	Cost	Value

Land	n/a	$4,772,882	$4,772,882
Land Improvements
Road infrastructure	20	$13,621,221	$13,450,956
General Sitework	40	$3,989,366	$3,964,432

		$17,610,587	$17,415,388

Buildings
Grain Handling Buildings	10-15	$1,490,869	$1,465,458
Process Buildings	20	$317,122	$313,158
Administrative Buildings	40	$3,049,327	$3,030,269

		$4,857,318	$4,808,885

Equipment
Mechanical Equipment	15-20	$122,137,125	$119,552,420
Rail Handling Equipment	40	$6,954,513	$6,911,047
Administrative & Maintenance Equipment	5-15	$496,254	$477,696

		$129,587,892	$126,941,163

Total		$156,828,679	153,938,318

2. We note your response to comment six from our letter dated September 11, 2009. Please tell us how you considered paragraph 1 of SFAS 13 in determining that your utility rights do not represent a lease. Please also refer to paragraphs 840-10-15-8 and 840-10-15-10 of the FASB Accounting Standards Codification.
RESPONSE: The utility rights classified under Other Assets consist of payments to our electric utility and payments to the interstate pipeline company for aid in construction to construct the electric lines to bring electric service to our plant and to construct the distribution station and other facilities necessary to tap the interstate pipeline. The Company does not own the facilities constructed that were classified under Other Assets.1 Per SFAS 13 and FASB Accounting Standards Codification 840.10-15-8 and 840-10-1510, an agreement should only be classified as a lease if the contract for service transfers the right to use the property, plant or equipment. The Company does not own the rights to use the facilities and therefore, these agreements should not be classified as leases.

[1]
The Company does own a section of natural gas pipeline that connects our plant to the interstate pipeline; however, those assets are not classified under Other Assets but are included in property, plant and equipment.

In addition, please tell us the following so that we may more clearly understand your accounting treatment for utility rights:
•	Which party is responsible for maintenance of the electric and gas lines;
RESPONSE: Our electric service provider is responsible for the maintenance of the electric lines to the point of delivery at our plant. The interstate pipeline company is responsible for maintenance of the distribution station and other facilities constructed to tap their line.
•	Explain whether you have exclusive use of the electric and gas lines constructed or if the utility companies have the right to allow others to use these lines as well?
RESPONSE: We do not have exclusive use of the electric lines or the natural gas facilities. The utility companies have the right to allow others to use these facilities.
•
Clarify if your contracts with the utility companies separate the cost of the utility rights between a) reimbursement for construction cost and b) recurring monthly or annual service fee for use of the electric and gas lines;

RESPONSE: Our electric contract does distinguish between reimbursement for construction costs and recurring monthly fees related to the actual purchase of electricity. The Company holds separate contracts for the aid in construction of the natural gas facilities constructed by the interstate pipeline company and the transportation services provided by the intestate pipeline company.
•	The circumstances under which the utility right agreements be terminated by either party;
RESPONSE: Our agreement with our electric utility covers both the contribution in aid of construction and the delivery/purchase of electricity, and terminates upon expiration of its term. We agreed to a term of ten years for the delivery and purchase of electricity from the utility, though we expect to benefit from the facilities constructed for more than ten years. If we cease production, the agreement may be cancelled at an earlier date, in which case we would be subject to a cancellation charge. We have separate agreements with the interstate pipeline company for the construction of the natural gas facilities and the transportation of natural gas. Our agreement with the interstate pipeline company regarding the aid in construction for the distribution station does not specifically state termination circumstances. Our current agreement with the interstate pipeline company for the transportation of natural gas terminates upon expiration of its term in March of 2011. We expect to benefit from the facilities constructed by the interstate pipeline company for a longer period of time than the term of the current agreement we have for the transportation of natural gas.

•	Tell us if your utility right agreements give you the rights to use only specifically identifiable electric and gas lines; and
RESPONSE: Our agreements with the utility companies do not explicitly grant us the right to use the facilities that were constructed. The utility companies will presumably use any combination of additional electric and natural gas facilities to bring the energy to our plant before it reaches the facilities that were constructed in order to bring the energy to our plant.
•	If applicable, please tell us the specific time periods that your utility right agreements pertain to.
RESPONSE: Please see our response above regarding the terms of the utility agreements. There is no separate stated time period in the agreements for the use of the facilities constructed.

Sincerely, Homeland Energy Solutions, LLC
By:	/s/ Walter W. Wendland
Walter W. Wendland
President and Chief Executive Officer